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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

Certification and Notice of Termination of Registration Under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                                                Commission File Number: 33-20424

                                 OLDE FINANCIAL CORPORATION
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             (Exact name of registrant as specified in its charter)

751 Griswold Street, Detroit, Michigan  48226                   (313) 961-6666
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     (Address, including zip code and telephone number, including area code of registrant's principal executive offices)

             12.5% Senior Subordinated Debentures due August 1, 1998
             9.6% Senior Subordinated Debentures due May 1, 2002
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            (Title of each class of securities covered by this Form)


                                      None
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      (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

         Rule  12g-4(a)(1)(i)     [ ]       Rule 12h-3(b)(1)(ii)     [ ]
         Rule  12g-4(a)(1)(ii)    [ ]       Rule 12h-3(b)(2)(i)      [ ]
         Rule  12g-4(a)(2)(i)     [ ]       Rule 12h-3(b)(2)(ii)     [ ]
         Rule  12g-4(a)(2)(ii)    [ ]       Rule 15d-6               [ ]
         Rule  12h-3(b)(1)(i)     [X]

         Approximate number of holders of record as of the certification or notice date: 142 holders of record of the 12.5% Senior Subordinated Debentures, and 56 holders of record of the 9.6% Senior Subordinated Debentures.

         Pursuant to the requirements of the Securities Exchange Act of 1934 OLDE Financial Corporation (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:    December 16, 1997                        By:Randal J. Mudge
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                                                     Randal J. Mudge, President

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.